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                              June 23, 2022

       Christopher Seveney
       President, CEO and CFO
       CWS Investments Inc
       5242 Port Royal Rd #1785
       North Springfield, VA 22151

                                                        Re: CWS Investments Inc
                                                            Amendment No. 3 to
                                                            Offering Statement
on Form 1-A
                                                            Filed June 16, 2022
                                                            File No. 024-11857

       Dear Mr. Seveney:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 15, 2022 letter.

       Amendment to Form 1-A filed June 16, 2022

       The Company may not be successful in availing ourselves of the Investment Company Act exclusions...., page 10

   1. Please refer to your response to prior comment number 2 regarding your intent to operate your business in order
to maintain an exemption from the registration requirements of the
                                                        1940 Act. In the
paragraph describing the Company   s intended operations under
                                                        3(c)(5)(C), please
delete the reference to    securities issued by other real estate funds    in
                                                        the new parenthetical.
 Christopher Seveney
FirstName  LastNameChristopher Seveney
CWS Investments  Inc
Comapany
June       NameCWS Investments Inc
     23, 2022
June 23,
Page 2 2022 Page 2
FirstName LastName
       Please contact Jessica Livingston at (202) 551-3448 or Eric Envall at
(202) 551-3234
with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:      Brian Gallagher